Philips gives update on its Accelerate! program that continues to make good progress

September 11, 2012

Additional EUR 300 million identified cost savings will further remove duplication and reduce complexity

London, UK – At a meeting with investors and financial analysts today in London, UK, Royal Philips Electronics (NYSE: PHG, AEX: PHIA) will update the financial markets on the developments in the Lighting and Consumer Lifestyle sectors.

As part of his company update, Philips Chief Executive Officer Frans van Houten will discuss the progress of the Accelerate! transformation program to drive innovation and customer centricity, while improving operational performance, enabling Philips to deliver on its 2013 targets. As the deployment of the Accelerate! program deepens, the company has identified additional opportunities, among others in the Healthcare and Lighting sectors, to further decrease inefficiency and complexity. These additional structural saving opportunities of EUR 300 million will bring the overall savings program from EUR 800 million to EUR 1.1 billion, to be completed by 2014, and will impact approximately 2,200 additional positions globally.

“We continue to focus on improving the performance of our company, and we are making good progress. The identified additional overhead cost reduction measures will help us mitigate the effects of macro-economic headwinds and changes in pension cost accounting, while making us a more agile innovation company serving our customers effectively across the world.” said Philips Chief Executive Officer Frans van Houten. “The additional savings will lead to job losses, which is regrettable. At the same time, we continue to invest in innovation and the customer value chain to speed up the introduction of meaningful innovations to our customers in local markets, making Philips more competitive.”

After the company update, Mr. Van Houten and Chief Financial Officer Ron Wirahadiraksa will take part in a question-and-answer session with the investors and analysts present in London.

At the event, Eric Rondolat, Chief Executive Officer of Philips Lighting and his executive team will inform the audience on the potential and transformation of the Lighting business to become the leading LED lighting solutions company. Subsequently, Pieter Nota, Chief Executive Officer of Philips Consumer Lifestyle and his executive team will elaborate on the progress the Consumer Lifestyle sector is making to become a high performance consumer health and well-being technology company.

Presentations in London will begin at 08:00 AM GMT (9:00 AM CET) and can also be followed via webcast. Please visit this link to listen to the webcast and download the slides that will be used during the day.

For further information, please contact:

Steve Klink
Philips Corporate Communications
Tel.: +31 20 5977415
E-mail: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2011 sales of EUR 22.6 billion and employs approximately 122,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.